UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Delhaize Group press release - Disclosure of major shareholding

BRUSSELS, Belgium, February 6, 2014 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold 5% being crossed downwardsby BlackRock which now owns 4.86% of Delhaize Group’s voting rights as follows:

Holders of voting rights	Number of voting rights from previous notification	Current number of voting rights	Current percentage of voting rights
BlackRock (Luxembourg) S.A.	12 856	16 406	0.02%
BlackRock (Netherlands) B.V.	17 352	17 352	0.02%
BlackRock Advisors (UK) Limited	329 132	306 799	0.30%
BlackRock Advisors, LLC	7 230	10 173	0.01%
BlackRock Asset Management Australia Limited	66 487	0	0.00%
BlackRock Asset Management Canada Limited	37 456	37 369	0.04%
BlackRock Asset Management Deutschland AG	254 483	316 923	0.31%
BlackRock Asset Management Ireland Limited	497 461	560 426	0.55%
BlackRock Financial Management, Inc.	140 629	119 674	0.12%
BlackRock Fund Advisors	644 742	816 110	0.80%
BlackRock Fund Managers Limited	44 032	53 667	0.05%
BlackRock Institutional Trust Company, National Association	2 313 548	1 978 347	1.93%
BlackRock International Limited	25 103	27 794	0.03%
BlackRock Investment Management (Australia) Limited	11 392	63 884	0.06%
BlackRock Investment Management (UK) Limited	77 095	80 099	0.08%
BlackRock Investment Management, LLC	102 632	96 076	0.09%
BlackRock Japan Co., Ltd.	204 609	148 383	0.14%
BlackRock Life Limited	328 574	317 184	0.31%
iShares (DE) I Investmentaktiengesellschaft mit Teilvermögen	6 061	12 672	0.01%
BlackRock, Inc.	0	0	0.00%

TOTAL	5 120 874	4 979 338	4.86%

On February 3, 2014, BlackRock Investment Management (UK) Limited notified Delhaize Group that as of January 28, 2014 BlackRock owned 4 979 338 Delhaize Group shares, representing 4.86% of its voting rights. The denominator is 102 449 570 shares.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on February 3, 2014 BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter, however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues and employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 10, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President